204 Edison Way
Reno, NV 89509

FILED AS EDGAR CORRESPONDENCE

November 16, 2011

Jenn Do, Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance

Re: Altair Nanotechnologies Inc. (the “Company”)
       Form 8-K Item 4.01
       Filed November 4, 2011
       File No. 1-12497 (the “Filing”)

Dear Ms. Do:

We have reviewed the comments set forth in your letter dated November 8, 2011 regarding the Filing, and offer the following responses.  For ease of reference, each of our responses is preceded by a bolded restatement of the applicable comment set forth in your letter.

1.  We note your disclosure in the first paragraph that none of the former accountants reports on the financial statements "contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles."  However, we note the audit report included in your Form 10-K filed February 28, 2011, includes a going concern paragraph.  Please revise your Form 8-K accordingly.

Response:  The Filing contained in Item 4.01(a) the following sentence:

“None of the reports of Perry-Smith on the Company’s financial statements for either of the Company’s most recent two fiscal years or any subsequent interim period contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.”

The Company has filed an amended Form 8-K in which this sentence is modified to read as follows:

“ None of the reports of Perry-Smith on the Company's financial statements for either of the Company's most recent two fiscal years or any subsequent interim period contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles except as follows: the audit report on the Company’s financial statements for the year ended December 31, 2010 included a paragraph expressing substantial doubt about the Company’s ability to continue as a going concern. "

2.  To the extent that you make changes to the Form 8-K to comply with out comments, please obtain and file an updated Exhibit 16 letter from the former  accountants stating whether the accountants agree with the statement made in your revised Form 8-K.

Response:  An updated letter from the former accountants is filed with the amended Form 8-K.

The Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephen B. Huang

Stephen B. Huang
Chief Financial Officer
(Principal Financial and Accounting Officer)